PINE VALLEY MINING CORPORATION

Consolidated Financial Statements

for the Year Ended March 31, 2006

Deloitte & Touche LLP

2800 - 1055 Dunsmuir Street

4 Bentall Centre

P.O. Box 49279

Vancouver BC  V7X 1P4

Canada

Tel: (604) 669-4466

Fax: (604) 685-0395

www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Shareholders of

Pine Valley Mining Corporation

We have audited the consolidated balance sheets of Pine Valley Mining Corporation (the “Company”) as at March 31, 2006 and 2005 and the consolidated statements of operations, cash flows and shareholders’ equity for each of the years in the three year period ended March 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2006 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor have we been engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

 “Deloitte & Touche LLP”

Independent Registered Chartered Accountants

Vancouver, British Columbia

June 15, 2006

Comment by Independent Registered Chartered Accountants on Canada – United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated June 15, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

“Deloitte & Touche LLP”

Independent Registered Chartered Accountants

Vancouver, British Columbia

June 15, 2006

PINE VALLEY MINING CORPORATION

Consolidated Balance Sheets

(Canadian GAAP)

		March 31,	March 31,
(in thousands of Canadian dollars)		2006	2005
ASSETS
CURRENT
Cash		$ 817	$ 2,200
Accounts receivable, net of nil allowance (2005 - $Nil)		3,719	5,943
Goods and Services Tax (GST) and other receivable		1,356	2,438
Deferred financing charges		279	738
Prepaid expenses		643	354
Coal inventory		9,528	3,452
Future income taxes (Note 16)		302	2,159
Total Current Assets		16,644	17,284
Restricted cash (Note 3)		458	458
Other non-current assets (Note 4)		1,550	466
Mineral property, plant and equipment (Note 5)		57,560	39,835
Non-producing mineral properties (Note 6)		2,877	60
Future income taxes (Note 16)		3,040	1,753
Total Assets		$ 82,129	$ 59,856

LIABILITIES
CURRENT
Operating line (Note 7)		$ 5,675	$ -
Accounts payable		9,214	4,096
Accrued liabilities		2,616	2,108
Current portion of term debt (Note 8)		10,337	20,199
Current portion of capital lease obligation (Note 9)		41	23
Due to related party (Note 10)		600	600
Total Current Liabilities		28,483	27,026
Asset retirement obligation (Note 11)		2,307	653
Capital lease obligation (Note 9)		124	136
Future income taxes (Note 16)		3,208	3,764
Total Liabilities		34,122	31,579
SHAREHOLDERS' EQUITY
Share capital (Note 12)		61,161	45,353
Commitment to issue shares		-	184
Contributed surplus and other capital		5,708	2,210
Deficit		(18,862)	(19,470)
Total Shareholders' Equity		48,007	28,277
Total Liabilities and Shareholders' Equity		$ 82,129	$ 59,856

Commitments and contingencies (Note 18)
Continuing operations (Note 1)

Approved by the Board of Directors

"Jeffrey Fehn"	Director

"Graham Mackenzie"	Director

See accompanying Notes to the Consolidated Financial Statements

PINE VALLEY MINING CORPORATION

Consolidated Statements of Operations

(Canadian GAAP)

(in thousands of Canadian dollars	Year ended March 31,
except share and per share amounts)	2006	2005	2004
REVENUE
Coal sales	$ 59,458	$ 19,675	$ -
Cost of Operations:
Mining and transportation	44,213	16,239	-
Administrative and other	3,292	1,319	-
Depreciation and depletion	3,571	553	-
	51,076	18,111	-
INCOME BEFORE UNDERNOTED ITEMS	8,382	1,564	-

EXPENSES
Consulting and management fees	248	236	28
Filing and transfer agent fees	252	88	35
Office and general	770	171	147
Professional fees	748	647	192
Promotion and marketing	167	103	42
Salaries and stock-based compensation	4,440	1,812	591
Mining and capital taxes	-	25	-
Write-off of mineral property	-	-	21
	6,625	3,082	1,056
INCOME (LOSS) BEFORE OTHER INCOME
(EXPENSES) AND INCOME TAXES	1,757	(1,518)	(1,056)

OTHER INCOME (EXPENSES)
Interest and other income	49	25	8
Interest and financing	(2,018)	(889)	(84)
Foreign exchange gain	1,360	2,006	30
Other	(34)	-	(11)
	(643)	1,142	(57)
INCOME (LOSS) BEFORE INCOME TAXES	1,114	(376)	(1,113)
Mining taxes expense	(207)	(45)	-
Future income taxes expense (Note 16)	(299)	(32)	-
	(506)	(77)	-
NET INCOME (LOSS)	$ 608	$ (453)	$ (1,113)

Basic and diluted income (loss) per share	$ 0.01	$ (0.01)	$ (0.03)
Weighted average number of common shares - basic	72,381,180	58,471,023	40,560,855
Weighted average number of common shares - diluted	72,641,569	58,471,023	40,560,855

See accompanying Notes to the Consolidated Financial Statements

PINE VALLEY MINING CORPORATION

Consolidated Statements of Cash Flows

(Canadian GAAP)

	Year ended March 31,
(in thousands of Canadian dollars)	2006	2005	2004
OPERATING ACTIVITIES
Net income (loss) for the year	$ 608	$ (453)	$ (1,113)
Items not involving cash:
Deferred financing charges	450	(248)	-
Depreciation and depletion	3,571	553	2
Non-cash consulting costs	-	126	-
Non-cash financing costs	905	417	-
Financing obligations	692	758	-
Stock-based compensation costs	3,526	1,226	200
Amounts written-off	-	-	33
Unrealized foreign exchange and derivatives (gain) loss	(90)	335	-
Future income taxes	299	32	-
Restricted cash	-	(458)	-
Changes in working capital items
other than cash (Note 15)	(1,819)	(5,918)	86
	8,142	(3,630)	(792)
FINANCING ACTIVITIES
Capital stock issued	14,881	14,725	2,546
Loan proceeds	1,238	19,536	-
Loan payments	(11,100)	(3,337)	-
Operating line proceeds	5,675	-	-
Share subscription	-	(78)	78
Financing fees	(466)	(281)	-
	10,228	30,565	2,624
INVESTING ACTIVITIES
Acquisition of property and equipment, net of
accounts payable	(22,453)	(22,778)	(2,458)
Goods and services tax (GST) and other receivable	1,082	(2,438)	-
Property, plant and equipment obligations	1,609	678	-
	(19,762)	(24,538)	(2,458)
(DECREASE) INCREASE IN CASH	(1,392)	2,397	(626)
Affect of foreign exchange rate
on cash	9	(252)	-

CASH POSITION, BEGINNING OF YEAR	2,200	55	681

CASH POSITION, END OF YEAR	$ 817	$ 2,200	$ 55

Non-cash financing and investing activities
Property and equipment acquired under capital lease	$ 89	$ 167	$ -
Shares issued for financing charges	$ 614	$ 442	$ -
Share issued in settlement of debt	$ -	$ 174	$ -
Supplemental information
Interest paid	$ 693	$ 576	$ 66
Income taxes paid	$ 126	$ -	$ -

See accompanying Notes to the Consolidated Financial Statements

PINE VALLEY MINING CORPORATION

Consolidated Statements of Shareholders’ Equity

(Canadian GAAP)

(in thousands of Canadian dollars,	Common shares		Commitment to	Share	Contributed
except for share amounts)	Shares	Amount	issue shares	Subscription	Surplus	Deficit	Total

Balance, March 31, 2003	32,073,269	$ 26,424	$ 131	$ 573	$ 1,116	$(17,904)	$ 10,340
Issued for cash	14,156,250	2,700	(131)	(573)	-	-	1,996
Settlement of debt	-	-	174	-	-	-	174
Exercise of warrants and options	2,425,000	550	-	78	-	-	628
Stock-based compensation	-	-	-	-	26	-	26
Net loss for the year	-	-	-	-	-	(1,113)	(1,113)
Balance, March 31, 2004	48,654,519	29,674	174	78	1,142	(19,017)	12,051
Issued for cash	4,833,334	11,400	-	-	-	-	11,400
Settlement of debt	696,088	174	(174)	-	-	-	-
Shares issued for financing charge	104,736	442	184	-	-	-	626
Exercise of warrants and options	14,598,181	3,831	-	(78)	-	-	3,753
Fair value of warrants and options exercised	-	158	-	-	(158)	-	-
Share issue costs, net of future income taxes	-	(326)	-	-	-	-	(326)
Stock-based compensation	-	-	-	-	1,226	-	1,226
Net loss for the year	-	-	-	-	-	(453)	(453)
Balance, March 31, 2005	68,886,858	45,353	184	-	2,210	(19,470)	28,277
Issued for cash	5,305,000	15,138	-	-	-	-	15,138
Shares issued for financing charge	101,020	614	(184)	-	-	-	430
Exercise of warrants and options	1,440,000	578	-	-	-	-	578
Fair value of warrants and options exercised	-	28	-	-	(28)	-	-
Share issue costs, net of future income taxes	-	(550)	-	-	-	-	(550)
Stock-based compensation	-	-	-	-	3,526	-	3,526
Net income for the year	-	-	-	-	-	608	608

Balance, March 31, 2006	75,732,878	$ 61,161	$ -	$ -	$ 5,708	$(18,862)	$ 48,007

See accompanying Notes to the Consolidated Financial Statements

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

Year ended March 31, 2006

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

1.

CONTINUING OPERATIONS

Pine Valley Mining Corporation and its subsidiaries (the “Company”) are engaged in the development, mining and marketing of metallurgical coal from its Willow Creek Coal Mine located near Chetwynd, British Columbia, Canada. The Company was amalgamated under the Company Act (British Columbia) and its shares are listed on the TSX and OTC Bulletin Board.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company has a working capital deficiency at March 31, 2006 of $11.839 million (March 31, 2005 - $9.742 million). The Company’s continuing operations are dependent on management’s ability to obtain additional loan financing, the raising of additional equity capital and the Company’s ability to sustain profitable operations. Management has taken steps to enter into alternative financing arrangements to facilitate the repayment of obligations on term debt. Details of these arrangements are included under Note 19, Subsequent Events.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These accounting principles conform in all material respects to accounting principles generally accepted in the United States of America (“US GAAP”), expect as disclosed in Note 17.

(a)

Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Pine Valley Coal Ltd., Globaltex Gold Mining Corp. and Falls Mountain Coal Inc.  All intercompany transactions and balances have been eliminated.

(b)

Measurement uncertainty

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounts that require estimates as the basis for determining the stated amounts include coal inventory, mineral property, plant and equipment, asset retirement obligation and future income taxes.

Depreciation and depletion of mineral property, plant and equipment assets are dependent upon estimates of useful lives and reserves estimates, both of which are determined with the exercise of judgement. The assessment of any impairment of property, plant and equipment is dependent upon estimates of fair value that take into account factors such as reserves, economic and market conditions and the useful lives of assets. Asset retirement obligations are recognized in the period in which they arise and are stated as the fair value of estimated future costs. These estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

Year ended March 31, 2006

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

(c)

Revenue recognition

The Company generates revenue from the sale of metallurgical coal. Sales are recognized on the date the product is loaded for shipment at the port as this coincides with the transfer of title, the risk of ownership and the determination of the amount due under the terms of sales contracts the Company has with its customer. Quantity and quality surveying is performed contemporaneous with the sale such that sales prices are fixed upon shipment of product. The Company sells to a limited number of customers and considers that collection of the full balance of all current sales is reasonably assured.

 (d)

Cash and cash equivalents

Cash and cash equivalents includes cash, bank deposits and short-term money market instruments with terms to maturity at the date of issue not exceeding three months. Due to the short maturity of cash equivalents, these items are recorded at cost, which approximate their fair value.

(e)

Inventory

Inventory is carried at the lower of cost and market value. Cost is determined on the weighted average basis. Market value is defined as net realizable value for finished goods. Costs included in inventory relate to direct mining, transportation, port handling and mine overheads.

 (f)

Mineral properties, plant and equipment

(i) Mineral property, plant and equipment

Operating mineral properties, plant and equipment are carried at cost less accumulated depletion and depreciation. Maintenance, repairs and renewals are charged to operations. Betterments are capitalized. Initial removal costs of waste rock are included in mineral property costs. Any gains or losses on disposition of property, plant and equipment are reflected in the statement of operations.

Mineral property costs are amortized on a unit-of-production method over the property’s estimated reserves. Changes to the reserve basis are taken into account prospectively. Depletion is recognized as a cost based on tonnage sold.

Depreciation of plant and equipment is calculated on a straight-line basis over the asset’s estimated useful life of ten years. Depreciation commences when the assets are put into commercial production.

The carrying value of mineral properties and any related plant and equipment is reviewed periodically for impairment in value, utilizing undiscounted estimates of future cash flows. When the carrying values of mineral properties are estimated to exceed their net recoverable amounts, a provision is made to write down the properties to estimated fair value. Any resulting write-downs to fair value are charged to operations. Deferred costs relating to abandoned properties are written-off.

Office equipment is amortized using the declining balance method at rates ranging from 20% to 30% per annum.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

Year ended March 31, 2006

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

(ii) Non-producing properties

The Company defers all acquisition costs and exploration costs, net of pre-commercial revenues and government assistance, that relate to specific properties when the properties are initially examined and/or the property has indicated mineral reserves until such time as the properties are brought into production, sold or abandoned.  Costs pertaining to properties developed to production are amortized over the estimated productive life of the property.  Costs pertaining to properties sold or abandoned are written-off.

The Company’s policy is to commence commercial production for accounting purposes at the earlier of the operation achieving 60 per cent of design capacity or upon substantial completion of construction activities such that the plant can operate safely within the requirements of the Health Safety and Reclamation Code for Mines in British Columbia.

(g)

Capitalized interest

Interest is capitalized on major capital projects under development based on the borrowing rate related to the project, if applicable, or the average cost of borrowing.

(h)

Asset impairment

Long-lived assets are tested for impairment whenever events or changes in circumstances indicate the related carrying amounts may not be recoverable. Impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis are less than the carrying amount of the assets, including mineral property, plant and equipment and non-producing property. An impairment loss is measured and recorded based on discounted estimated future cash flows or the application of an expected present value technique to estimate fair value in the absence of a market price.

(i)

Asset retirement obligation

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be determined. The fair value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset when incurred or revised and amortized to earnings over the asset’s estimated useful life. Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion expenses. Actual expenditures incurred are charged against the accumulated obligation. Management evaluates the cash flow estimates at the end of each reporting period to determine whether the estimates continue to be appropriate.

(j)

Foreign currency translation

Monetary items denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are recorded at historical exchange rates.  Revenue and expense items are translated at exchange rates in effect at the date of the transaction.  Gains and losses on translation are recorded in operations.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

Year ended March 31, 2006

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

(k)

Income taxes

The Company follows the asset and liability method of accounting for income taxes, including mining taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the period. Future income tax assets and liabilities are recognized in the period for temporary differences between the tax and accounting bases of assets and liabilities as well as for the potential benefit of income tax losses and other deductions carried forward to future years.

Future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the period that includes the substantive enactment date. The value of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

(l)

Earnings (loss) per common share

Basic earnings (loss) per share calculations are based on the net income (loss) attributable to common shareholders for the period divided by the weighted average number of common shares issued and outstanding during the year.

Diluted earnings (loss) per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued should be calculated using the treasury stock method. This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the period.

Potentially dilutive securities (see Note 13) for 2005 and 2004 have been excluded from the calculation of diluted earnings per share, as their effect would be anti-dilutive.

(m)

Fair value of financial instruments

The Company believes, based upon current information, that the carrying value of the Company’s cash, accounts receivable, accounts payable and debt approximate their fair value.  Due to the non-arms length nature of the amounts due to related party, the fair value is not readily determinable.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

Year ended March 31, 2006

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

(n)

Forward exchange contracts

The Company has entered into a series of contracts to sell US dollars. Under the provisions of Accounting Guideline 13, these transactions do not qualify for hedge accounting. Accordingly, the contracts are revalued to market at the end of each reporting period with gains or losses being included in operations.

(o)

Stock-based compensation

The Company provides grants of stock options to purchase common shares of the Company to directors, officers and employees. The board of directors grants such options for periods of up to ten years at a price not less than the most recent closing price for the common shares as reported by the TSX.

The Company applies the fair-value method of accounting in accordance with the recommendations of CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments.” Stock-based compensation expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”).

3.

RESTRICTED CASH

The Company has $458,000 (2005 - $458,000) of cash on hand which is restricted as security for a letter of credit issued by a financial institution pursuant to the Company’s agreement with a utility provider for the provision of electrical power at the Willow Creek mine.

4.

OTHER NON-CURRENT ASSETS

Other non-current assets consist of mobilization charges paid to the Company’s mining contractor of $996,000 (2005 - $223,000) and reclamation deposits relating to the Company’s mine permit of $554,000 (2005 - $243,000).

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

Year ended March 31, 2006

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

5.

MINERAL PROPERTY, PLANT AND EQUIPMENT

Mineral property, plant and equipment consist of:

	March 31, 2006			March 31, 2005
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Assets acquired under capital lease	$ 256	$ 80	$ 176	$ 168	$ 25	$ 143
Buildings	426	30	396	426	9	417
Land	140	-	140	140	-	140
Office equipment	595	186	409	332	86	246
Plant and equipment	25,513	1,752	23,761	12,854	159	12,695
Property and development	34,722	2,044	32,678	26,516	322	26,194
	$ 61,652	$ 4,092	$ 57,560	$40,436	$ 601	$39,835

Included in property, plant and equipment is $1,331,000 (2005 - $638,000) relating to interest capitalized during construction and development.

6.

NON-PRODUCING MINERAL PROPERTIES

	March 31,	March 31,
	2006	2005

Willow Creek
Construction - plant and equipment	$ -	$ 12,381
Construction - property and development	-	5,902
Other development costs	-	3,310
Transfer to mineral property, plant and equipment	-	(38,436)
	-	(16,843)

Pine Pass
Consulting	785	14
Drilling	2,716	6
Environmental	17	-
Permits	16	40
B.C. Mining Exploration Tax Credit	(717)	-
	2,817	60

Beginning of year	60	16,843

End of year	$ 2,877	$ 60

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

Year ended March 31, 2006

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

(a)

Willow Creek

The Company determined that the Willow Creek coal project had reached the commercial production stage during the year ended March 31, 2005. Accordingly, the assets related to this property were reclassified to Mineral Property, Plant and Equipment at their carried value.

(b)

Pine Pass

The Company has an interest in the Pine Pass property, located adjacent to the Willow Creek mine site and has initiated a drill program to further develop reserves at this coal deposit. The purpose of the drill program is to further define Pine Pass reserves for mining and reporting purposes to National Instrument 43-101 standard, provide geological data to develop a mine plan and initiate environmental testing necessary for mine permits.

(c)

Indin Lake

The Company has a 90% interest in certain leases located in the Mackenzie Mining Division of the Northwest Territories.  During the year ended March 31, 2003, the Company concluded that the Indin Lake gold property be written off due to the extended period of time since any active exploration work has been undertaken.

7.

OPERATING LINE

The Company entered into a working capital credit facility of up to $20 million with Royal Bank Asset Based Finance, a division of Royal Bank of Canada (“Royal Bank” or the “Bank”) on September 16, 2005 for an initial term of two years. The Bank’s facility is secured by all the assets of the Company with first position on inventory and receivables. The facility bears interest at the rate of Royal Bank’s prime plus 1% per annum, calculated monthly.

8.

TERM DEBT

	March 31,	March 31,
	2006	2005

Mitsui Matsushima loan (a)	$ -	$ 1,000
Marubeni Corporation loan (b)	-	8,494
Rockside Foundation loan (2006 and 2005 - US$8,850) (c)	10,337	10,705
	10,337	20,199
Less portion due within one year	10,337	20,199
	$ -	$ -

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

Year ended March 31, 2006

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

(a)

Mitsui Matsushima Loan

On January 6, 2004, the Company issued a note to Mitsui Matsushima in the amount of $4,000,000 payable in instalments to June 30, 2005 with interest compounded daily at 7%. The final instalment due on this note was paid in June 2005.

(b)

Marubeni Corporation Loan

The Company entered into an agreement with Marubeni Corporation (“Marubeni”) to borrow up to US$ 7.6 million, to be drawn on a non-revolving basis, at an interest rate of LIBOR plus 4% on the principal outstanding. Interest payments were payable quarterly and the principal due no later than March 31, 2006. In September 2005, the entire remaining balance owing to Marubeni was repaid as part of the Company’s overall refinancing with the addition of the $20 million credit facility Royal Bank (see Note 7).

(c) The Rockside Foundation Loan

The Company entered into a Credit Facility Agreement (the "Agreement") with The Rockside Foundation ("Rockside"), a shareholder of the Company, for an aggregate amount up to US$ 7.0 million, with interest at an annual rate of 10%, further amended on December 30, 2004, to increase the loan to US$ 8.85 million.

Under the terms of the Agreement, the Company has issued common shares that are equivalent to 10% of the initial principal amount (US $3,750,000) and 1% per five week period of the second tranche advanced (US $5,100,000) to a maximum of 10%, as long as the loan is outstanding.

For purposes of calculating the number of bonus shares due to Rockside, the US dollar value is converted to Canadian dollars applying the Bank of Canada closing rate for the day prior to the funds being advanced and the weighted average share price for the ten trading days on the TSX Venture Exchange prior to the funding. The Company has issued 104,736 common shares for the loan of the initial US $3,750,000 principal amount. A further 101,020 shares have been issued to Rockside as at March 31, 2006, representing the 10% bonus due by the Company upon receipt of the subsequent $5,100,000.

A second amendment to the Agreement was completed on September 16, 2005. Under the terms of the second amendment the due date for repayment of the loan was extended for 10 weeks from November 29, 2005 to February 6, 2006. In addition, for the period from November 29, 2005 to February 6, 2006 interest will be paid at the rate of 12% per annum with no bonus shares being issued.

A third amendment to the Agreement was completed on November 23, 2005 whereby the terms of repayment of the loan were further extended from February 6, 2006 to June 30, 2006.

A fourth amendment to the Agreement was completed on June 15, 2006 (see Note 19, Subsequent Events), whereby the terms of repayment of the loan were extended from June 30, 2006 to September 30, 2006. All other terms remain unchanged.

Rockside’s loan is secured by the Company’s assets subject to an inter-creditor agreement with Royal Bank which grants the Bank certain priority rights with regard to inventory and receivables. In addition, a subordination and postponement agreement has been entered into between the Bank and Rockside whereby Rockside has postponed their loans in favour of Royal Bank (see Note 7).

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

Year ended March 31, 2006

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

9.

CAPITAL LEASE OBLIGATION

The Company entered into lease agreements to finance the installation and purchase of portable office buildings at the mine site and certain office equipment and machinery. The total value of the assets acquired under such arrangements is $271,000. The leases have terms ranging from one to six years. Monthly payments under the leases during the year were $9,000, including imputed interest ranging from 0 – 14.75% per annum.

Total minimum payments under the leases are as follows:

	Principal	Interest	Total
Year ending March 31, 2007	$ 41	$ 13	$ 54
Year ending March 31, 2008	33	10	43
Year ending March 31, 2009	37	7	44
Year ending March 31, 2010	33	3	36
Year ending March 31, 2011	21	1	22
	$ 165	$ 34	$ 199

10.

DUE TO RELATED PARTY

The Company has provided for the payment of $600,000 (2005 - $600,000) to the estate of the former Chairman of the Company (the “Estate”).  The Estate is administered on behalf of its beneficiaries by a director of the Company.  The Company has agreed, subject to certain conditions being fulfilled, to enter into discussions that could result in a cash payment or shares of the Company being issued in full consideration of an amount of $600,000 for the Estate upon terms and arrangements that are not yet to be determined.  There is no immediate requirement or intention to finalize these discussions.

11.

ASSET RETIREMENT OBLIGATION

Although the ultimate amount of the asset retirement obligation and reclamation is uncertain, the fair value of these obligations is based on information currently available, including closure plans and applicable regulations.

The total undiscounted amount of the estimated cash flows required to settle the Company’s asset retirement obligation is $3,234,000 (2005 - $918,000) which has been discounted using a discount rate of 7.5% to total $2,307,000 (2005 – $653,000). Reclamation obligations at the Willow Creek Mine are expected to be paid annually up to 2013. These obligations will be funded from operating cash flows, reclamation deposits and cash on hand. Future changes to these estimates, due to changes in closure plans or applicable regulations, will be made prospectively with a corresponding charge to the asset’s carrying value.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

Year ended March 31, 2006

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

A summary of the Company’s provision for asset retirement obligation and reclamation is presented below:

	March 31,	March 31,
	2006	2005

Balance, beginning of year	$ 653	$ -
Reclamation expenditures	(32)	-
Accretion	74	-
Changes in estimates	1,612	653
Balance, end of year	$ 2,307	$ 653

12.

SHARE CAPITAL

(a)

Authorized

Unlimited common shares of no par value.

(b)

Issued and outstanding

During the year ended March 31, 2006:

(i)

340,000 options were exercised for proceeds of $303,300.

(ii)

1,100,000 warrants were exercised for proceeds of $275,000.

(iii)

In July 2005, the Company completed a private placement of 1,250,000 common shares at $4.00 per share for gross proceeds of $5,000,000. Share issue costs relating to the transaction amounted to $3,832 (net of future income taxes).

(iv)

The Company issued 101,020 common shares to The Rockside Foundation for value $614,000 (Note 8(c)).

(v)

In December 2005, the Company completed a private placement of 4,055,000 units at a price of $2.50 per unit for gross proceeds of $10,137,500. Each unit consists of one common share and one-half of one transferable share purchase warrant with one whole warrant entitling the holder to purchase one further common share for a term of 18 months at a price of $3.50 per share. The full amount of the proceeds received has been assigned to the common shares and $Nil value to the warrants. Share issue costs relating to the transaction amounted to $545,522 (net of future income taxes).

During the year ended March 31, 2005:

(i)

880,000 stock options were exercised for proceeds of $269,100.

(ii)

13,718,181 warrants were exercised for proceeds of $3,562,409.

(iii)

In May 2004, the Company completed a private placement of 3,333,334 shares at $0.90 per share for gross proceeds of $3,000,001.

(iv)

In March 2005, the Company completed a private placement of 1,500,000 units for gross proceeds of $8,400,000. Each unit consists of one common share and one-half of one share purchase warrant. Each whole share purchase warrant is exercisable at a price of $6.25 per share for a period of eighteen months. Share issue costs relating to the transaction amounted to $325,946 (net of future income taxes).

(v)

In March 2003, the Company entered into employment agreements with its former President and current President for the provision of management and technical services to the Company and its Australian subsidiary. Pursuant to the agreements, the Company had certain outstanding payment obligations to the executives either by paying cash or delivering common shares in the capital of the Company. The Company announced the shares-for-debt settlement transactions on January 7, 2004 and settled the obligations by issuing 696,088 common shares at price of $0.25 per share in August 2004.

(vi)

On November 26, 2004 the Company issued 104,736 common shares to The Rockside Foundation for value $441,598 (Note 8(c)).

During the year ended March 31, 2004:

(i)

2,425,000 stock options and warrants were exercised for proceeds of $550,250.

(ii)

In April 2003, the Company completed a private placement of 5,500,000 units for total gross proceeds of $1,100,000.  Each unit consisted of one common share and one common share purchase warrant.  Each common share purchase warrant is exercisable for two years at a price of $0.25 per share.  A finder's fee totalling $131,250 was paid by issuance of 656,250 common shares at a price of $0.20 per share.

(iii)

In January 2004, the Company completed a private placement of 8,000,000 units for proceeds of $1,600,000. Each unit consisted of one common share and one common share purchase warrant.  Each common share purchase warrant is exercisable for two years at a price of $0.22 per share for the first year and $0.25 for the second year.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

Year ended March 31, 2006

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

13.

STOCK OPTIONS AND WARRANTS

(a)

Stock options

The Company has established a stock option plan for directors and employees.  The Company is allowed to grant up to 7,162,767 stock options.  Stock options are exercisable once they have vested under the terms of the grant.  A summary of the Company's outstanding options at March 31, 2006, 2005 and 2004 and the changes for the years then ended is presented below:

	Years ended March 31,
	2006		2005		2004
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Options	Price	of Options	Price	of Options	Price

Outstanding, beginning of year	3,070,000	$ 3.47	1,365,000	$ 0.50	2,865,004	$ 0.37
Granted	2,180,000	1.75	2,685,000	4.06	100,000	0.29
Exercised	(340,000)	0.89	(880,000)	0.31	(250,000)	0.20
Cancelled and expired	(1,810,000)	3.79	(100,000)	6.55	(1,350,004)	0.25
Outstanding, end of year	3,100,000	$ 2.36	3,070,000	$ 3.47	1,365,000	$ 0.50

As at March 31, 2006, the Company has outstanding stock options to purchase an aggregate 3,100,000 common shares as follows:

Options Outstanding			Options Exercisable
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Number	Expiry Date	Price	Number	Price
250,000	April 28, 2007	$ 0.90	250,000	$ 0.90
5,000	April 23, 2009	1.01	5,000	1.01
75,000	July 8, 2009	1.56	25,000	1.56
500,000	March 9, 2010	5.30	250,000	5.30
100,000	March 17, 2010	5.31	100,000	5.31
2,170,000	March 21, 2011	1.74	874,000	1.74
3,100,000		$ 2.36	1,504,000	$ 2.42

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

Year ended March 31, 2006

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

For the year ended March 31, 2006, using the fair value method for stock-based compensation, the Company recorded a charge to operations of $3,526,000 (2005 - $1,226,000; 2004 - $26,000) for stock options granted to Directors and Employees. This amount was determined using the Black-Scholes option pricing model, based on the following terms and assumptions:

	Years ended March 31,
	2006	2005	2004

Dividend yield	0%	0%	0%
Risk free interest rate	3.2 - 3.99%	3.08 - 3.79%	3.97%
Expected life	3 years	3 - 5 years	5 years
Expected volatility	75%	86 - 117%	148%

The weighted average fair value of the options granted in 2006 was $1.75 (2005 - $2.34; 2004 - $0.26).

(b)

Warrants

A summary of the Company's warrants at March 31, 2006, 2005 and 2004 and the changes for the years then ended is presented below:

	Year ended March 31,
	2006		2005		2004
		Weighted		Weighted		Weighted
	Number	Average	Number	Average	Number	Average
	of	Exercise	of	Exercise	of	Exercise
	Warrants	Price	Warrants	Price	Warrants	Price

Outstanding, beginning of year	1,850,000	$ 2.68	14,818,181	$ 0.24	5,793,181	$ 0.84
Granted	2,027,500	3.50	750,000	6.25	13,500,000	0.26
Exercised	(1,100,000)	0.25	(13,718,181)	0.26	(2,175,000)	-
Cancelled and expired	-	-	-	-	(2,300,000)	1.70
Outstanding, end of year	2,777,500	$ 4.24	1,850,000	$ 2.68	14,818,181	$ 0.24

As at March 31, 2006, the Company has outstanding share purchase warrants to purchase an aggregate 2,777,500 common shares as follows:

Warrants Outstanding
Weighted
Average
Exercise
Number	Expiry Date	Price
750,000	September 22, 2006	$ 6.25
2,027,500	May 12, 2007	3.50
2,777,500		$ 4.24

14.

SEGMENTED INFORMATION AND ECONOMIC DEPENDENCE

The Company operates in one industry and as at March 31, 2006 substantially all of the Company's assets were located in Canada.

Revenues from customers can be attributed to the following countries:

	Years ended March 31,
	2006		2005		2004

France	$ -	0%	$ 5,258	27%	$ -	0%
Italy	5,277	9%	1,413	7%	-	0%
Japan	27,154	46%	4,268	22%	-	0%
Korea	27,027	45%	4,822	24%	-	0%
United Kingdom	-	0%	3,914	20%	-	0%
	$ 59,458	100%	$ 19,675	100%	$ -	0%

For the year ended March 31, 2006, 100% of sales are to six customers and 99% of accounts receivable are from one customer (2005 – 100% of sales to nine customers and 97% of accounts receivable from two customers).

15.

CHANGES IN WORKING CAPITAL ITEMS OTHER THAN CASH

	Years ended March 31,
	2006	2005	2004

Decrease (increase) in accounts receivable	$ 2,246	$ (5,835)	$ 8
Increase in prepaid expenses	(1,373)	(814)	(1)
Increase in coal inventory	(6,076)	(3,452)	-
Increase in accounts payable
and accrued liabilities	3,355	4,278	79
Affect of foreign exchange on non-cash items	29	(95)	-
	$ (1,819)	$ (5,918)	$ 86

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

Year ended March 31, 2006

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

16.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the income or loss before tax provision due to the following:

	Years ended March 31,
	2006	2005	2004

Statutory tax rate	34%	36%	36%
(Expense) recovery of income taxes computed at
standard rates	$ (384)	$ 134	$ 401
Non-deductible expenses	(945)	(413)	(10)
Tax benefit not recognized in period the benefit arose	520	-	-
B.C. Mineral taxes	(174)	(45)	-
Resource allowance	480	107	-
Other	75	-	-
Change in valuation allowance	(78)	140	(391)
Income tax expense	$ (506)	$ (77)	$ -

The approximate tax effect of each type of temporary difference that gives rise to the Company's future tax assets and liabilities are as follows:

	2006	2005

Future income tax assets
Asset retirement obligation	$ 787	$ 233
Operating loss carry-forward	1,746	3,318
Financing costs	752	318
Other	215	123
	3,500	3,992
Less: Valuation allowance	(158)	(80)
	3,342	3,912
Less: Current future income tax asset	302	2,159
Non-current future income tax asset	$ 3,040	$ 1,753

Future income tax liabilities
B.C. Mineral tax	(1,639)	$(2,187)
Property, plant and equipment	(1,569)	(1,577)
Future income tax liability	$(3,208)	$(3,764)

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

Year ended March 31, 2006

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

At March 31, 2006, the Company has approximately $5,044,000 of non-capital losses for tax purposes available at various dates until 2016, to be carried forward and applied against future income for tax purposes and approximately $255,000 of capital losses for tax purposes available to be carried forward indefinitely and applied against future capital gains for tax purposes. These non-capital losses expire as follows:

Year ended
March 31
2007	$ 336
2008	682
2009	1,114
2010	471
2014	651
2015	771
2016	1,019
$ 5,044

17.

RECONCILIATION OF CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain material respects from US GAAP. The material differences between Canadian and US GAAP, in respect of these financial statements, are summarized as follows:

	Years ended March 31,
Consolidated Statements of Operations	2006	2005	2004

Net income (loss) under Canadian GAAP	$ 608	$ (453)	$ (1,113)
Depletion rate (a)	387	197	-
Future income tax (a)	(241)	4,924	-
Writedown of mineral exploration costs (a)	(2,877)	-	21
Net (loss) income under US GAAP	$ (2,123)	$ 4,668	$ (1,092)
Basic and diluted (loss) income per share
under US GAAP	$ (0.03)	$ 0.08	$ (0.03)
Weighted average number of shares - basic	72,381,180	58,471,023	40,560,855
Weighted average number of shares - diluted	72,641,569	60,049,505	40,560,855

Consolidated Balance Sheets	2006	2005

Total assets as per Canadian GAAP	$ 82,129	$ 59,856
Increase in mineral properties due to
lower base for depletion rate (a)	584	197
Increase in future income tax asset due to
expensing of mineral property costs (a)	1,381	2,030
Decrease in mineral properties due to
expensing of mineral property costs (a)	(13,200)	(10,323)
Total assets as per US GAAP	70,894	51,760

Total liabilities as per Canadian GAAP	34,122	31,579
Decrease in future income tax liability due to
expensing of mineral property costs (a)	(3,208)	(2,894)
Total liabilities as per US GAAP	30,914	28,685

Total shareholders' equity as per
Canadian GAAP	48,007	28,277
Increase to mineral property for depletion (a)	584	197
Additional future income tax asset (a)	4,589	4,924
Decrease in mineral property costs (a)	(13,200)	(10,323)
Total shareholders' equity
as per US GAAP	$ 39,980	$ 23,075

	Years ended March 31,
Consolidated Statements of Cash Flows	2006	2005	2004

Operating activities
Operating activities under Canadian GAAP	$ 8,142	$ (3,682)	$ (792)
Exploration (a)	(2,877)	-	-
Operating activities under US GAAP	$ 5,265	$ (3,682)	$ (792)

Investing activities
Investing activities under Canadian GAAP	$ (19,762)	$ (24,996)	$ (2,458)
Exploration (a)	2,877	-	-
Investing activities under US GAAP	$ (16,885)	$ (24,996)	$ (2,458)

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

Year ended March 31, 2006

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

(a)

Mineral property costs

US GAAP requires that mineral property costs be expensed until there is substantial evidence that a commercial body of ore has been located, whereas Canadian GAAP allows mineral property costs to be deferred during the exploration process.  For US GAAP purposes, the Company has expensed property costs incurred prior to March 31, 2003 and those related to the Pine Pass drill program during the current year (see Note 6).  Subsequent to March 31, 2003, the Company capitalized, for US GAAP purposes, acquisition and development costs at its Willow Creek property as the coal reserve estimations have been confirmed, a feasible mine plan has been developed and financing from the development of the mine has been arranged. During the year ended March 31, 2006, the expensing of mineral property costs for US GAAP purposes in prior years has the effect of decreasing the depletion rate and increasing (reducing) future income tax asset (liability) as they relate to the mineral property.

(b)

Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years.  Under US GAAP, only enacted rates are used in the calculation of future income taxes.  This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years presented.

(c)

Recent accounting pronouncements

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 123 (revised 2004), “Share-Based Payment (SFAS 123(R)), which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation.” SFAS 123(R) supersedes APB Opinion No. 24, “Accounting for Stock Issued to Employees,” and amends FASB Statement No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company currently uses the fair value method to account for all stock option grants and does not believe that this Statement will have a material impact on the Company’s financial statements once adopted.

In December 2004, the FASB issued SFAS 153, “Exchanges of Non-Monetary Assets – An Amendment of APB Opinion No. 29.” The guidance in APB No. 29, “Accounting for Non-Monetary Transactions” is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends APB No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement will be effective for fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges incurred during fiscal years beginning after the date this Statement is issued. The Company believes this Statement will have no impact on the financial statements of the Company once adopted.

On March 17, 2005 the EITF issued EITF 04-6, “Accounting for Stripping Costs in the Mining Industry.” The consensus indicated that costs of removing overburden and waste materials (“stripping costs”) after production begins, represent variable production costs and should be considered a component of mineral inventory cost subject to the guidance in Chapter 4 of Accounting Research Bulletin No. 43, “Restatement and Revision of Accounting Research Bulletins.” EITF 04-6 is effective for fiscal years beginning after December 15, 2005 and upon adoption, can be applied by either retroactively restating prior periods or using a cumulative catch-up adjustment. The Company does not believe that adoption of this Statement will have a material effect on the Company’s financial statements as stripping costs are currently treated as variable production costs.

In March 2005, the SEC staff issued Staff Accounting Bulletin (“SAB”) No. 107, “Share-Based Payment,” which provides guidance on the interaction between SFAS No. 123R and certain SEC rules and regulations, as well as on the valuation of share-based payments. SAB No. 107 provides interpretive guidance related to valuation methods (including assumptions such as expected volatility and expected term), first time adoption of SFAS No. 123R in an interim period, the classification of compensation expense and disclosures subsequent to adoption of SFAS No. 123R. We do not believe that the adoption of SAB No. 107 will have a material impact on our consolidated financial statements.

In March 2005, the FASB issued interpretation 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations” – an interpretation of FASB No. 143. FIN 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires a liability to be recognized of the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 was effective for fiscal years ending December 15, 2005. The adoption of FIN 47 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS Statement No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”). SFAS 154 is a replacement of Accounting Principles Board Opinion No. 20 (“APB 20”) and FASB Statement No. 3. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not believe that the adoption of SFAS 154 will have a material impact on the Company’s financial statements.

In October 2005, the FASB issued FASB Staff Position FAS 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FAS 123(R)” (“FSP 123(R)-2”). FSP 123(R)-2 provides guidance on the application of grant date as defined in SFAS No. 123(R). In accordance with this standard a grant date of an award exists if (a) the award is a unilateral grant and (b) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval. The Company does not anticipate that the implementation of this statement will have a significant impact on our results of operations.

In November 2005, the FASB issued FASB Staff Position FAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards” (“FSP 123(R)-3”). FSP 123(R)-3 provides an elective alternative method that establishes a computational component to arrive at the beginning balance of the accumulated paid-in capital pool related to employee compensation and a simplified method to determine the subsequent impact on the accumulated paid-in capital pool of employee awards that are fully vested and outstanding upon the adoption of SFAS No. 123(R). We do not believe that this transition method will have a material impact on the Company’s financial statements.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

Year ended March 31, 2006

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

18.

COMMITMENTS AND CONTINGENCIES

(a)

The Company has letters of credit of $50,000 and $458,000 outstanding at March 31, 2006 (March 31, 2005 - $508,000).

(b)

The Company has entered into operating lease agreements for coal loading services, office space and equipment and vehicles at the mine site. These agreements require the Company to make the following lease payments:

	Coal		Office	Office
	loading	Equipment	equipment	lease	Vehicles	Total
Year ending March 31, 2007	$ 952	$ 37	$ 9	$ 43	$ 84	$ 1,125
Year ending March 31, 2008	980	37	9	-	65	1,091
Year ending March 31, 2009	918	13	7	-	11	949
	$2,850	$ 87	$ 25	$ 43	$ 160	$ 3,165

19.

SUBSEQUENT EVENTS

Subsequent to the year ended March 31, 2006 the Company obtained an extension to The Rockside Foundation Loan whereby the terms of repayment were extended from June 30, 2006 to September 30, 2006 (see Note 8(c)). All other terms and conditions of the debt remain unchanged. In addition, the Company has retained an independent financial advisor to assist it, on a best efforts basis, in securing additional debt financing. The completion of any transaction resulting from this engagement will be subject to certain conditions including the completion of due diligence processes and negotiation of documentation. Any debt offered as part of any financing will not be registered under the U.S. Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.